Exhibit 99.9

PRESS RELEASE

WiLAN Confirms Dismissal of Litigations Scheduled for Trial in Early 2011
Final Defendant PCD settles with WiLAN

OTTAWA, Canada – April 26, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) today confirmed that four litigations that were scheduled for trial in early 2011 have been dismissed as a result of agreements signed with major semiconductor and product vendors.

In October 2007, WiLAN initiated two patent infringement actions in the U.S. District Court for the Eastern District of Texas related to Wi-Fi, CDMA and DSL technologies in laptops and wireless router equipment.  These litigations have been dismissed due to license agreements signed with semiconductor vendors Atheros Communications, Inc., Broadcom Corporation, CSR plc, Intel Corporation (“Intel”), Marvell Semiconductor, Inc., Ralink Technology Corporation and Realtek Semiconductor Corporation or agreements directly with specific product vendors.  The majority of the licensing obligations of the product vendors are covered by license agreements signed with their semiconductor suppliers.  In addition, the agreement signed with Intel has resulted in the dismissal of litigation involving WiMAX technologies filed by Intel, in October 2008, in the U.S. District Court for the Northern District of California.

In July 2008, the Company filed a complaint of patent infringement, in the U.S. District Court for the Eastern District of Texas, related to Wi-Fi and CDMA technologies in cellular handsets. The Company and the last defendant, Personal Communication Devices, LLC (“PCD”), have settled on financial terms that are confidential.  With the dismissal of PCD and license agreements previously announced with LG Electronics Mobilecomm U.S.A., Inc., LG Electronics, Inc., Motorola Solutions, Inc., Motorola Mobility, Inc., Research in Motion Limited and UTStarcom Inc., this case has been dismissed.

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PRESS RELEASE

“The license agreements that we have signed with major semiconductor and product vendors have secured hundreds of millions of dollars in future revenues for WiLAN and send a strong message to the marketplace about the value of our technology,” said Jim Skippen, Chairman & CEO.  “I am very pleased that these litigations have been resolved without the expense of going to trial.”

The terms of all agreements, including amounts to be paid, are confidential.  In general, most license agreements call for the payment of quarterly running royalties which generate long-term recurring revenue.  Revenues for fiscal 2010 were $50.7 million and, as previously reported, revenues for the fiscal year ending December 31, 2011 are expected to more than double and be in the range of US$110.0 million to $115.0 million.  Adjusted Earnings* for the fiscal year ending December 31, 2011 are expected to be in the range of US$75.0 million to $80.0 million.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1300 issued or pending patents.  For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements.  The Company has now adopted the term Adjusted Earnings instead of Pro forma Earnings which has been used in previous years, although the Company’s definition of Adjusted Earnings remains the same as its definition of Pro forma Earnings, being earnings from continuing operations before stock-based compensation, unrealized gain or loss on foreign exchange contracts, depreciation & amortization, provision for income taxes and certain other one-time charges.  Adjusted Earnings is a non-GAAP financial term.

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PRESS RELEASE

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties that face the Company; such statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, and may be based on management’s current assumptions and expectations related to all aspects of the wireless and wireline telecommunications industries and the global economy.  Risks and uncertainties that may face the Company include, but are not restricted to: licensing of the Company’s patents can take an extremely long time and may be subject to variable cycles; the Company is currently reliant on licensees paying royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows; the Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues; changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company; a court may determine that certain of the Company’s patents are not infringed by certain standards or products or may disagree with management with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company; the Company will need to acquire or develop new patents to continue and grow its business; fluctuations in foreign exchange rates impact and may continue to impact the Company’s revenues and operating expenses, potentially adversely affecting financial results; the Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company; the Company may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of the Company signing additional V-Chip licenses could be negatively impacted by changes in government regulation; the Company is dependent on its key officers and employees; the price of the Company’s common shares is volatile and subject to market fluctuation; and the Company may be negatively affected by reduced consumer spending due to the uncertainty of economic and geopolitical conditions.  These risks and uncertainties may cause actual results to differ from information contained in this release, when estimates and assumptions have been used to measure and report results.  There can be no assurance that any statements of forward-looking information contained in this release will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral statements containing forward-looking information are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice.  Except as required by applicable laws, the Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.  Readers are cautioned not to place undue reliance on any statements of forward-looking information that speak only as of the date of this release.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

For more information,	Tyler Burns	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1
visit www.wilan.com	Director, Investor Relations	Tel: O: 613.688.4330 C: 613.697.0367
or please contact	& Communications	Email: tburns@wilan.com

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